UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,

Beijing 100044, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” the “Company,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three months ended June 30, 2012 and a discussion of these results which we previously publicly released on August 16, 2012.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Grant of Options to Executive Officers

On August 15, 2012, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company granted options to certain executive officers, including Vincent Tianquan Mo (“Mr. Mo”), Executive Chairman of the Board, Richard Jiangong Dai (“Mr. Dai”), President, Chief Executive Officer and a director of the Company, Lanying Guan, Chief Financial Officer of the Company, and Jian Liu, Chief Operations Officer of the Company, pursuant to the Company’s 2010 Stock Incentive Plan. The Committee consists of two independent directors and Mr. Mo, who is not independent. Mr. Mo does not participate in the decisions or approval of his compensation, including any stock option grants, and abstained from the vote to approve his option grant on August 15, 2012.

The following table sets forth certain information regarding the options granted to these executive officers on August 15, 2012.

	Number of Class A ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Media Partner Technology Limited / Mr. Mo(1)	75,000	12.80	August 15, 2012	August 14, 2022
Next Decade Investments Limited / Mr. Mo(1)	75,000	12.80	August 15, 2012	August 14, 2022
Mr. Dai	40,000	12.80	August 15, 2012	August 14, 2022
Lanying Guan	40,000	12.80	August 15, 2012	August 14, 2022
Jian Liu	40,000	12.80	August 15, 2012	August 14, 2022

(1)	Represents options granted to Mr. Mo in his capacity as executive chairman. These options were assigned and allocated to Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”), whose shares are held in an irrevocable discretionary trust established by Mr. Mo.

The options will vest over a four-year period. Specifically, with respect to the options granted to each of the executive officers, 20% of the shares subject to the options will vest on August 15, 2013, 20% of the shares subject to the options will vest on August 15, 2014, 30% of the shares subject to the options will vest on August 15, 2015 and 30% of the shares subject to the options will vest on August 15, 2016, subject to such executive officer providing continuous service through each such date.

The exercise price of the options was $12.80, which was the same exercise price for the grant of options to acquire a total of 1,810,700 Class A ordinary shares to 904 employees of the Company on July 26, 2012, based on the closing price of the Company’s American depositary shares on July 25, 2012. Such options were approved on that date by Mr. Mo as the sole member of the Stock Option Committee of the Board with the authority under the 2010 Stock Incentive Plan to determine stock option grants to any non-officer employees of the Company. The grant of stock options to Mr. Mo and the other executive officers required the approval of the Compensation Committee and therefore that decision was deferred until the next regular board meeting on August 15, 2012, at which the Compensation Committee held a meeting. The Compensation Committee determined that it was in the best interests of the shareholders that Mr. Mo and the other executive officers receive the same exercise price that was provided to the other employees. The Committee noted that the options provide a long term incentive by vesting over a four-year period. The Company will record a compensation expense amortized over the options’ vesting period of a total of $1.33 million, representing the fair market value of such options.

The following table summarizes, as of August 15, 2012, the outstanding options that we had granted to our current directors and executive officers.

	Number of Class A ordinary shares to be issued upon exercise of options	Number of Class B ordinary shares to be issued upon exercise of options	Exercise price per ordinary share (US$)	Date of grant	Date of expiration
Mr. Mo(1)	225,000	—	5.00	December 31, 2006	December 30, 2016
	225,000	—	5.00	December 31, 2007	December 30, 2017
	225,000	—	5.00	December 31, 2008	December 30, 2018
	225,000	—	10.00	December 31, 2009	December 30, 2019
Media Partner / Mr. Mo(1)	500,000	—	10.625	September 17, 2010	September 16, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
Next Decade / Mr. Mo(1)	—	1,754,500	5.00	September 30, 2006	September 29, 2021
	500,000	—	10.625	September 17, 2010	September 16, 2020
	75,000	—	12.80	August 15, 2012	August 14, 2022
Mr. Dai	40,000	—	4.06	September 1, 1999	August 31,2014
	10,000	—	5.00	December 31, 2007	December 30, 2017
	18,750	—	5.00	December 31, 2008	December 30, 2018
	18,750	—	10.00	December 31, 2009	December 30, 2019
	75,000	—	10.625	September 17, 2010	September 16, 2020
	40,000	—	12.80	August 15, 2012	August 14, 2022
Shan Li	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
Quan Zhou	—	*	1.97	April 28, 2004	April 27, 2019
	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
Lanying Guan	*	—	5.00	December 31, 2006	September 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2016
	*	—	5.00	December 31, 2008	December 30, 2017
	*	—	10.00	December 31, 2009	December 30, 2018
	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	August 15, 2012	August 14, 2022
Jian Liu	*	—	5.00	December 31, 2006	December 30, 2016
	*	—	5.00	December 31, 2007	December 30, 2017
	*	—	5.00	December 31, 2008	December 30, 2018
	*	—	10.00	December 31, 2009	December 30, 2019
	*	—	10.625	September 17, 2010	September 16, 2020
	*	—	12.80	August 15, 2012	August 14, 2022

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents options granted to Mr. Mo in his capacity as our executive chairman, which were assigned and allocated to Media Partner and Next Decade, whose shares are held in an irrevocable discretionary trust established by Mr. Mo.

Second Quarter 2012 Results

SouFun reported total revenues of US$97.0 million for the second quarter of 2012, representing an increase of 20.4% from the corresponding period in 2011.

Revenue from marketing services was US$55.7 million for the second quarter of 2012, a slight decrease of 2.9% from the corresponding period in 2011, due primarily to an offset by the rapid growth of SouFun’s e-commerce services which has been mainly tested in Beijing and Shanghai.

Revenue from listing services was US$15.5 million for the second quarter of 2012, a decrease of 11.9% from the corresponding period in 2011, due primarily to the challenging environment in the resale market.

Revenue from e-commerce services was US$24.4 million for the second quarter of 2012, a substantial increase from US$4.6 million for the same period in 2011. The increase came mainly from our innovative SouFun card membership services. We began offering paid SouFun card membership services to property buyers to facilitate their transactions with property developers since the second quarter of 2011.

Revenue from other value-added services and products was US$1.4 million for the second quarter of 2012, an increase of 32.6% from the corresponding period in 2011.

Cost of revenue was US$18.2 million, an increase of 15.2% from the corresponding period in 2011. The increase is primarily due to increased staff cost and business taxes associated with the increase in revenues.

Gross margin was 81.2%, compared with 80.4% for the corresponding period in 2011.

Operating expenses were US$31.8 million, an increase of 14.2% from the corresponding period in 2011.

Selling expenses were US$17.1 million, an increase of 16.7% from the corresponding period in 2011, due primarily to increased staff cost.

General and administrative expenses were US$14.7 million, an increase of 11.5% from the corresponding period in 2011, due primarily to increased staff cost.

Operating Income was US$47.0 million, an increase of 27.3% from the corresponding period in 2011.

Income tax expense was US$17.6 million, an increase of 8.0% compared to US$16.3 million for the corresponding period in 2011.

Net income attributable to shareholders was US$32.3 million, an increase of 41.1% from the corresponding period in 2011. Earnings per fully diluted share was US$0.40, compared with US$0.27 for the corresponding period in 2011.

As of June 30, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$190.6 million, compared to US$158.3 million as of December 31, 2011. Cash flow from operating activities was US$43.9 million for the second quarter of 2012, compared to US$33.9 million for the same period of 2011.

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	June 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	157,439	150,414
Restricted cash, current	35,678	35,814
Short-term investments	34,345	8,592
Accounts receivable, net	40,311	27,697
Prepayment and other current assets	15,717	9,695
Loan receivable	—	26,143
Amounts due from related parties	1,397	1,595
Deferred tax assets, current	869	1,602
Total current assets	285,756	261,552
Non-current assets:
Property and equipment, net	80,318	68,064
Restricted cash, non-current portion	261,926	247,631
Deferred tax assets, non current	858	1,407
Other non-current assets	1,797	1,717
Total non-current assets	344,899	318,819
Total assets	630,655	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,570	255,570
Deferred revenue	91,834	73,620
Accrued expenses and other liabilities	71,271	52,490
Dividend payable	—	51,969
Income tax payable	8,012	16,158
Total current liabilities	441,687	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	44,763	38,581
Total non-current liabilities	44,763	38,581
Total Liabilities	486,450	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 78,967,883 (Class A-54,631,233 and Class B 24,336,650 ) with par value of US$10,137 (Class A-US$7,013 and Class B-US$3,124) shares issued and outstanding as of December 31, 2011 and June 30, 2012)	10,137	10,032
Additional paid-in capital	56,259	49,838
Accumulated other comprehensive income	20,750	21,853
Retained earnings	57,059	10,185
Total SouFun Holdings Limited shareholders’ equity	144,205	91,908

Noncontrolling interests	—	75
Total shareholders’ equity	144,205	91,983
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	630,655	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data and per ADS data )

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenues:
Marketing services	$55,658	$57,301	$89,910	$85,491
Listing services	15,535	17,635	26,469	28,912
E-commerce services	24,417	4,581	36,462	4,676
Other value-added services	1,378	1,039	2,637	2,266

Total revenues	96,988	80,556	155,478	121,345

Cost of Revenues:
Cost of services	(18,208)	(15,802)	(34,730)	(29,020)

Total Cost of Revenues	(18,208)	(15,802)	(34,730)	(29,020)

Gross Profit	78,780	64,754	120,748	92,325

Operating expenses:
Selling expenses	(17,136)	(14,689)	(31,594)	(26,876)
General and administrative expenses	(14,655)	(13,149)	(28,478)	(22,615)

Total Operating Expenses	(31,791)	(27,838)	(60,072)	(49,491)

Operating Income	46,989	36,916	60,676	42,834

Foreign exchange gain (loss)	57	(26)	55	—
Interest income	4,529	2,178	8,956	3,555
Interest expense	(2,076)	(285)	(4,169)	(327)
Realized gain-trading securities	—	151	—	206
Government grants	486	311	923	810
Other-than-temporary impairment on available-for-sale securities	—	—	(14)	—

Income before income taxes and noncontrolling interests	49,985	39,245	66,427	47,078
Income tax expenses
Income tax expense	(17,645)	(16,331)	(19,553)	(18,422)

Net income	32,340	22,914	46,874	28,656
Net income attributable to noncontrolling interests	—	8	—	13

Net income attributable to SouFun Holdings Limited shareholders	$32,340	$22,922	$46,874	$28,669
Other comprehensive income, net of tax
Foreign currency translation	(1,242)	(356)	(1,103)	1,957

Total other comprehensive income, net of tax	(1,242)	(356)	(1,103)	1,957

Comprehensive income	31,098	22,566	45,771	30,626

Earnings per share for Class A and Class B ordinary shares
Basic	$0.42	0.30	0.61	0.38

Diluted	$0.40	0.27	0.58	0.34

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,878,518	76,324,682	77,241,192	76,195,218

Diluted	81,392,881	83,604,880	81,328,134	83,335,199

Dividend Plan

On August 16, 2012, the Board approved a cash dividend of US$1.00 per share on the Company’s ordinary shares. Each of SouFun’s American depositary shares represents one ordinary share. SouFun plans to set a record date and make the dividend payment in the third quarter of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: August 23, 2012

Exhibit Index

Exhibit 99.1 – Press Release